UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Remark Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75955K102
(CUSIP Number)

Mr. Kai-Shing Tao
c/o Remark Holdings, Inc.
3960 Howard Hughes Parkway, Suite 900
Las Vegas, Nevada 89169
(702) 701-9514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 75955K102	13D	Page 2

1	Names of Reporting Persons
Digipac, LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☑
(b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:		7	Sole Voting Power
0
		8	Share Voting Power
5,246,314
		9	Sole Dispositive Power
0
		10	Shared Dispositive Power
5,246,314
11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,246,314
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row 11
15.1%
14	Type of Reporting Person
OO

CUSIP No. 75955K102	13D	Page 3

1	Names of Reporting Persons
Pacific Star Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group		(a) ☑
(b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:		7	Sole Voting Power
0
		8	Share Voting Power
275,000
		9	Sole Dispositive Power
0
		10	Shared Dispositive Power
275,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person
275,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row 11
Less than 1.0%
14	Type of Reporting Person
OO

CUSIP No. 75955K102	13D	Page 4

1	Names of Reporting Persons
Pacific Star HSW LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☑
(b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:		7	Sole Voting Power
0
		8	Share Voting Power
21,821
		9	Sole Dispositive Power
0
		10	Shared Dispositive Power
21,821
11	Aggregate Amount Beneficially Owned by Each Reporting Person
21,821
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row 11
Less than 1.0%
14	Type of Reporting Person
OO

CUSIP No. 75955K102	13D	Page 5

1	Names of Reporting Persons
Kai-Shing Tao
2	Check the Appropriate Box if a Member of a Group		(a) ☑
(b) ☐
3	SEC Use Only

4	Source of Funds
AF, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With:		7	Sole Voting Power
4,657,499 (1)
		8	Share Voting Power
5,543,135 (2)
		9	Sole Dispositive Power
4,657,499 (1)
		10	Shared Dispositive Power
5,543,135 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
10,200,634
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row 11
26.0%
14	Type of Reporting Person
IN

(1)	Consists of 234,749 shares of Common Stock and 4,422,750 shares of Common Stock underlying options that are exercisable within 60 days hereof held by Mr. Tao.

(2)
Consists of (i) 5,246,314 shares of Common Stock held by Digipac, LLC, (ii) 275,000 shares of Common Stock held by Pacific Star Capital Management, L.P. and (iii) 21,821 shares of Common Stock held by Pacific Star HSW LLC. Mr. Tao, as the manager and a member of Digipac, LLC, the Chief Investment Officer and sole owner of Pacific Star Capital Management, L.P., and the control person of Pacific Star HSW LLC, may be deemed to beneficially own the shares of Common Stock beneficially owned by Digipac, LLC, Pacific Star Capital Management, L.P. and Pacific Star HSW LLC. Mr. Tao disclaims beneficial ownership of the shares of Common Stock beneficially owned by Digipac, LLC and Pacific Star HSW LLC, except to the extent of his pecuniary interest therein.

CUSIP No. 75955K102	13D	Page 6

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On December 15, 2017, Mr. Tao received a 10-year option to purchase 1,300,000 shares of Common Stock at an exercise price of $7.81 per share under the Company’s 2017 Incentive Plan, contingent on stockholder approval of the plan. Stockholders approved the plan on January 19, 2018, and these options vested upon such stockholder approval. On December 15, 2017, Mr. Tao also received 90,000 shares of Common Stock under the Company’s 2014 Incentive Plan. These shares vested on the grant date.

On June 20, 2017, Mr. Tao received a 10-year option to purchase 180,000 shares of Common Stock at an exercise price of $1.99 per share under the Company’s 2014 Incentive Plan. These options vested on June 30, 2017.

On November 9, 2016, Mr. Tao received a 10-year option to purchase 1,500,000 shares of Common Stock at an exercise price of $4.04 per share under the Company’s 2014 Incentive Plan. These options vested on the grant date.

Item 5.        Interest in Securities of the Issuer.

Item 5(a) - (c) are hereby amended and restated to read as follows:

(a)    The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 34,787,344 shares of Common Stock outstanding as of July 16, 2018, as reported in the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2018. Shares of Common Stock issuable upon exercise of options beneficially owned by each Reporting Person that are exercisable within 60 days hereof are deemed outstanding for the purpose of computing the percentage ownership of such Reporting Person.

As of the close of business on July 17, 2018, Digipac beneficially owned 5,246,314 shares of Common Stock, constituting approximately 15.1% of the shares outstanding.

As of the close of business on July 17, 2018, Pacific Star Capital beneficially owned 275,000 shares of Common Stock, constituting less than 1.0% of the shares outstanding.

As of the close of business on July 17, 2018, Pacific Star HSW beneficially owned 21,821 shares of Common Stock, constituting less than 1.0% of the shares outstanding.

As of the close of business on July 17, 2018, Mr. Tao beneficially owned 10,200,634 shares of Common Stock, consisting of (i) 234,749 shares of Common Stock and 4,422,750 shares of Common Stock underlying options exercisable within 60 days hereof held by Mr. Tao, (ii) 5,246,314 shares of Common Stock held by Digipac, (iii) 275,000 shares of Common Stock held by Pacific Star Capital and (iv) 21,821 shares of Common Stock held by Pacific Star HSW, constituting approximately 26.0% of the shares outstanding. By virtue of his position as the manager and a member of Digipac, the Chief Investment Officer and sole owner of Pacific Star Capital, and the control person of Pacific Star HSW, Mr. Tao may be deemed to beneficially own the shares of Common Stock held by Digipac, Pacific Star Capital and Pacific Star HSW. Mr. Tao disclaims beneficial ownership of the shares of Common Stock beneficially owned by Digipac and Pacific Star HSW, except to the extent of his pecuniary interest therein.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock he or it does not directly own.

(b)    Mr. Tao and Digipac have the shared power to vote and dispose of the shares of Common Stock directly owned by Digipac. Mr. Tao and Pacific Star Capital have the shared power to vote and dispose of the shares of Common Stock directly owned by Pacific Star Capital. Mr. Tao and Pacific Star HSW have the shared power to vote and dispose of the shares of Common

CUSIP No. 75955K102	13D	Page 7

Stock directly owned by Pacific Star HSW. Mr. Tao has the sole power to vote and dispose of the 234,749 shares of Common Stock directly owned by him.

(c)    There have been no transactions in the securities of the Company by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 3 above is incorporated herein by reference.

CUSIP No. 75955K102	13D	Page 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     July 18, 2018

DIGIPAC, LLC

By:	/s/ Kai-Shing Tao
Name:	Kai-Shing Tao
Title:	Manager

PACIFIC STAR CAPITAL MANAGEMENT, L.P.

By:	/s/ Kai-Shing Tao
Name:	Kai-Shing Tao
Title:	Chief Investment Officer

PACIFIC STAR HSW LLC

By:	/s/ Kai-Shing Tao
Name:	Kai-Shing Tao
Title:	Authorized Signatory

/s/ Kai-Shing Tao
KAI-SHING TAO